SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONX CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212873103

(CUSIP Number of Class of Securities)

Kyle Jason Kiser

Chief Executive Officer

CONX Corp.

5701 S. Santa Fe Dr.

Littleton, CO 80120

(303) 472-1542

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Mario Schollmeyer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CONX Corp., (”CONX” or, the “Company,” “our,” “us” and “we”) on April 1, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.598120 per share, net to the seller in cash for an aggregate purchase price of up to $22,470,865 (or $22,152,921.70 when excluding 30,000 shares held by our independent directors that may not be redeemed). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. This Amendment is being filed on behalf of the Company.

The Offer to Purchase is being amended, as required by Rules 13e-4(c)(3) and Section 14(e), respectively, under the Exchange Act, to change the price at which the Company offers to purchase the common stock to $10.598120 per share (the “Purchase Price”). The Purchase Price is based on the balance of the Trust Account initially established to hold the proceeds of our IPO (the “Trust Account”) as of two business days prior to the Transaction Closing (as defined herein), including interest not previously released to CONX to pay its taxes, which is expected to be $22,152,921.70, which we have calculated based on the accrual of interest on the assets in the Trust Account on the balances therein as of the date of this Offer to Purchase. The change to the Purchase Price reflects a higher than initially projected liquidation value of the Trust Account.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Cover Page

The first and second paragraphs on the Cover Page are amended and restated as follows:

CONX Corp. (the “Company,” “CONX,” “we,” “us” or “our”) hereby offers to purchase up to 2,120,269 of its shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), at a purchase price of $10.598120 per share (the “Purchase Price”).

Summary Term Sheet – Questions and Answers

The disclosure related to the question “What will be the purchase price for the Class A Common Stock and what will be the form of payment?” on page 3 is amended and restated as follows:

Q. What will be the purchase price for the Class A Common Stock and what will be the form of payment?

A. The Purchase Price for the Offer is $10.598120 per share, which is a fixed amount, and was determined by calculating the quotient obtained by dividing (i) the aggregate amount expected to be on deposit in our Trust Account initially established to hold the proceeds of our IPO, as of two business days prior to the closing of the Transaction, including interest not previously released to us to pay our taxes (which will not include certain exercise tax as set forth elsewhere herein), by (ii) the total number of then outstanding shares of Class A Common Stock held by public stockholders, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal. All shares of Class A Common Stock we purchase will be purchased at the Purchase Price. Public stockholders who have redeemed their shares will also be entitled to receive a pro rata portion of the additional accrued interest, if any, remaining in the Trust Account, which we expect to be nominal. See “The Offer - General” and “The Offer - Purchase Price.” If your shares of Class A Common Stock are purchased in the Offer, you will be paid the Purchase Price in cash promptly after the Expiration Date.

The disclosure related to the question “How will CONX fund the payment for the Class A Common Stock?” on page 7 is amended and restated as follows:

Q. How will CONX fund the payment for the Class A Common Stock?

A. We will use funds on deposit in the Trust Account to purchase the shares of Class A Common Stock of redeeming stockholders. See “The Offer - Source and Amount of Funds,” “The Offer - Purpose of the Offer; Certain Effects of the Offer” and “The Purchase Agreement.” The Purchase Price for the Offer is $10.598120 per share of Class A Common Stock, which amount represents the amount that we estimate will be on deposit as of April 29, 2024, in the Trust Account initially established to hold the proceeds of our IPO net of taxes payable, divided by the total number of then outstanding shares of Class A Common Stock held by public stockholders. Public stockholders who have redeemed their shares will also be entitled to receive a pro rata portion of the additional accrued interest, if any, remaining in the Trust Account, which we expect to be nominal. On March 29, 2024, the balance in our Trust Account is expected to be approximately $22.15 million.

The Transaction

The Section entitled “The Offer” on page 47 is amended and restated as follows:

The Offer

Under the terms of its Articles, CONX is conducting the Offer, in connection with the consummation of the Transaction, to provide our public stockholders with the opportunity to redeem their Common Stock for cash equal to $10.598120 per share of Class A Common Stock, upon and subject to the consummation of the Transaction. The Sponsor, officers and directors of CONX have agreed to waive their redemption rights with respect to any of their founder shares or public shares, if any, in connection with the consummation of the Transaction. See “The Offer.”

The Offer

The first paragraph of the Section entitled “General” on page 55 is amended and restated as follows:

Upon the terms and subject to the conditions of the Offer, we will purchase up to 2,120,269 shares of Class A Common Stock validly tendered in the Offer and not properly withdrawn, in accordance with “Withdrawal Rights” described below, before the Expiration Date, at a Purchase Price of $10.598120 per share, net to the sellers in cash, without interest, for a total maximum Purchase Price of up to $22,470,865 (or $22,152,921.70 when excluding 30,000 shares held by our independent directors that may not be redeemed) as further described below under the heading “Purchase Price.” Our Sponsor, officers and directors have agreed not to tender any shares that they own in this Offer.

The Section entitled “Purchase Price” on page 55 is amended and restated as follows:

The Purchase Price is $10.598120 per share, which was determined by calculating the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account initially established to hold the proceeds of the IPO of CONX, as of two business days prior to the Transaction Closing, including interest not previously released to CONX to pay its taxes (which will not include, for the avoidance of doubt, payment of excise tax), by (ii) the total number of then outstanding shares of Class A Common Stock held by public stockholders. Public stockholders who have redeemed their shares will also be entitled to receive a pro rata portion of the additional accrued interest, if any, remaining in the Trust Account, which we expect to be nominal. We are required to conduct the Offer in accordance with the terms of our Articles. See “The Offer - Extension of the Offer; Termination; Amendment.”

If we modify the price that may be paid for Class A Common Stock from $10.598120 per share, then the Offer must remain open for at least 10 business days following the date that notice of the modification is first published, sent or given. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. See “The Offer - Extension of the Offer; Termination; Amendment.”

The first paragraph under the Section entitled Purpose of the Offer; Certain Effect of the Offer – Certain Effects of the Offer” is amended and restated as follows:

$22,152,921.70 (when excluding 30,000 shares held by our independent directors that may not be redeemed) will be required to purchase the shares of Class A Common Stock in the Offer at the Purchase Price of $10.598120 per share if the Offer is fully subscribed. In addition, we estimate approximately $2.51 million will be required to pay fees and expenses specifically related to the Offer and Transaction, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of the Offer materials and other services related to the Offer.

The first paragraph under the Section entitled “Source and Amount of Funds” on page 68 is amended and restated as follows:

We expect that up to $22,152,921.70 (when excluding 30,000 shares held by our independent directors that may not be redeemed) will be required to purchase the shares of Class A Common Stock tendered pursuant to the Offer if the Offer is fully subscribed. The purchase of shares of Class A Common Stock tendered in the Offer will be funded by the Company from the amounts held in our Trust Account, which will be released to us in connection with the consummation of the Transaction, but the fees and expenses specifically related to the Offer will either be paid with the funds available to us outside of the Trust Account, by loans from our officers and directors or their affiliates or upon the consummation of an initial business combination.

Item 12. Exhibits

Item 12 and the Exhibit Index of the Schedule TO are hereby amended to add Exhibit (a)(5)(A) and amend and replace Exhibit (i):

(a)(5)(A)	Amendment to Annual Report on Form 10-K of CONX Corp., filed with the Securities and Exchange Commission on April 15, 2024.

(i)	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2024	By:	/s/ Kyle Jason Kiser
Kyle Jason Kiser
Chief Executive Officer